Exhibit 99.1

          4th Quarter 2015 • Earnings News Release • Three and Twelve months ended October 31, 2015

TD Bank Group Reports Fourth Quarter and Fiscal 2015 Results

This quarterly earnings news release should be read in conjunction with the Bank's unaudited fourth quarter 2015 consolidated financial results for the year ended October 31, 2015, included in this Earnings News Release and the audited 2015 Consolidated Financial Statements, prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB), which is available on TD's website at http://www.td.com/investor/. This analysis is dated December 2, 2015. Unless otherwise indicated, all amounts are expressed in Canadian dollars, and have been primarily derived from the Bank’s Annual or Interim Consolidated Financial Statements prepared in accordance with IFRS. Certain comparative amounts have been reclassified to conform to the presentation adopted in the current period. Additional information relating to the Bank is available on the TD’s website at http://www.td.com, as well as on SEDAR at http://www.sedar.com and on the U.S. Securities and Exchange Commission’s (SEC) website at http://www.sec.gov (EDGAR filers section).

The Bank implemented new and amended standards under IFRS, which required retrospective application, effective the first quarter of fiscal 2015 (2015 IFRS Standards and Amendments). As a result, certain comparative amounts have been restated where applicable. For more information refer to Note 4 of the 2015 Consolidated Financial Statements. The 2015 IFRS Standards and Amendments were not incorporated into the regulatory capital disclosures presented prior to the first quarter of 2015.

Reported results conform to generally accepted accounting principles (GAAP), in accordance with IFRS. Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of the 2015 Management’s Discussion and Analysis (MD&A) for an explanation of reported and adjusted results.

FOURTH QUARTER FINANCIAL HIGHLIGHTS, compared with the fourth quarter last year:

•	Reported diluted earnings per share were $0.96, compared with $0.91.
•	Adjusted diluted earnings per share were $1.14, compared with $0.98.
•	Reported net income was $1,839 million, compared with $1,746 million.
•	Adjusted net income was $2,177 million, compared with $1,862 million.

FULL YEAR FINANCIAL HIGHLIGHTS, compared with last year:

•	Reported diluted earnings per share were $4.21, compared with $4.14.
•	Adjusted diluted earnings per share were $4.61, compared with $4.27.
•	Reported net income was $8,024 million, compared with $7,883 million.
•	Adjusted net income was $8,754 million, compared with $8,127 million.

FOURTH QUARTER ADJUSTMENTS (ITEMS OF NOTE)

The fourth quarter reported earnings figures included the following items of note:

•	Amortization of intangibles of $65 million after tax (3 cents per share), compared with $62 million after tax (4 cents per share) in the fourth quarter last year.
•	Restructuring charges of $243 million after tax (13 cents per share).
•	A charge of $51 million after tax (3 cents per share) related to the acquisition of Nordstrom's U.S. credit card portfolio.
•	A gain of $21 million after tax (1 cent per share) due to the change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio.

TORONTO, December 3, 2015 – TD Bank Group (“TD” or the “Bank”) today announced its financial results for the fourth quarter ending October 31, 2015. Fourth quarter adjusted earnings of $2.2 billion were up 17% over the same quarter last year, with strong performances from all business segments.

“We are very pleased to finish the year with strong total adjusted earnings of $8.8 billion, an increase of 8% over last year,” said Bharat Masrani, Group President and Chief Executive Officer. “Results for the year reflect good earnings performance from all businesses, driven by good organic growth, strong credit quality, favourable currency translation and positive operating leverage.”

Further to the cost reduction and expense management initiatives taken throughout 2015, the Bank recorded restructuring charges of $349 million ($243 million after tax) on a net basis in the fourth quarter.

TD BANK GROUP • FOURTH QUARTER 2015 • EARNINGS NEWS RELEASE	Page 1

Canadian Retail

Canadian Retail delivered reported and adjusted net income of $1.5 billion in the fourth quarter, an increase of 15% on a reported basis, and an increase of 10% on an adjusted basis over the same quarter last year. Higher earnings were driven by good loan, deposit and wealth asset volume growth, continued strong credit performance, higher insurance earnings, and good expense management.

“We are very pleased with our strong fourth quarter in our Canadian Retail business,” said Tim Hockey, Group Head, Canadian Banking and Wealth Management. “We maintained our leadership position in key products by capturing growth opportunities and driving operational excellence. In 2016, we will continue to win by providing legendary service and convenience to our customers: where, when, and how they want to bank with us.”

U.S. Retail

U.S. Retail generated reported net income of US$452 million and adjusted net income of US$491 million in the fourth quarter. Excluding the Bank's investment in TD Ameritrade, the segment generated adjusted net income of US$407 million, an increase of 6% compared with the fourth quarter last year. Earnings were driven by strong organic volume growth, partially offset by higher provisions for credit losses.

TD Ameritrade contributed US$84 million in earnings to the segment, an increase of 9% compared with the fourth quarter last year.

“Our fourth quarter results marked a good finish to a strong year where we continued to take market share,” said Mike Pedersen, Group Head, U.S. Banking. “In 2016, we'll continue to focus on acquiring more customers, deepening customer relationships, and improving productivity.”

Wholesale Banking

Wholesale Banking net income for the quarter was $196 million, an increase of 23% compared with the fourth quarter last year, driven by higher trading revenue and corporate lending growth.

“Our Wholesale Banking business delivered a solid finish to the year,” said Bob Dorrance, Group Head, Wholesale Banking. “During the fourth quarter, TD Securities delivered good trading results despite global uncertainty and lower client activity, and grew our corporate lending portfolio. In 2016, we will remain focused on attracting new clients, expanding our franchise both in Canada and the U.S., and managing our risks, capital, and productivity.”

Capital

TD's Common Equity Tier 1 Capital ratio on a Basel III fully phased-in basis was 9.9%, compared with 10.1% last quarter, reflecting business growth, including the acquisition of the Nordstrom credit card portfolio.

Conclusion

“Our 2015 results truly demonstrate the strength and resilience of TD’s earnings power. This year we took decisive steps to optimize our operations and adapt to a slower growth environment, enabling us to reinvest in our businesses, and positioning us well for growth,” said Masrani. “We will continue to grow, take market share and relentlessly focus on delivering legendary customer experiences across all of our businesses and channels. I would like to thank our incredible employees for their continuing outstanding dedication and contributions to building the even Better Bank.”

The foregoing contains forward-looking statements. Please refer to the “Caution Regarding Forward-Looking Statements” on page 3.

TD BANK GROUP • FOURTH QUARTER 2015 • EARNINGS NEWS RELEASE	Page 2

Caution Regarding Forward-Looking Statements

From time to time, the Bank (as defined in this document) makes written and/or oral forward-looking statements, including in this document, in other filings with Canadian regulators or the United States (U.S.) Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of, and are intended to be forward-looking statements under, applicable Canadian and U.S. securities legislation, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements made in this document, including in the Management’s Discussion and Analysis (“2015 MD&A”) under the heading “Economic Summary and Outlook”, for each business segment under headings “Business Outlook and Focus for 2016”, and in other statements regarding the Bank’s objectives and priorities for 2016 and beyond and strategies to achieve them, the regulatory environment in which the Bank operates, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may”, and “could”.

By their very nature, these forward-looking statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the physical, financial, economic, political, and regulatory environments, such risks and uncertainties – many of which are beyond the Bank’s control and the effects of which can be difficult to predict – may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause, individually or in the aggregate, such differences include: credit, market (including equity, commodity, foreign exchange, and interest rate), liquidity, operational (including technology and infrastructure), reputational, insurance, strategic, regulatory, legal, environmental, capital adequacy, and other risks. Examples of such risk factors include the general business and economic conditions in the regions in which the Bank operates; the ability of the Bank to execute on key priorities, including to successfully complete acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; disruptions in or attacks (including cyber-attacks) on the Bank’s information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behaviour to which the Bank is exposed; the failure of third parties to comply with their obligations to the Bank or its affiliates, including relating to the care and control of information; the impact of new and changes to, or application of, current laws and regulations, including without limitation tax laws, risk-based capital guidelines and liquidity regulatory guidance; the overall difficult litigation environment, including in the U.S.; increased competition, including through internet and mobile banking and non-traditional competitors; changes to the Bank’s credit ratings; changes in currency and interest rates; increased funding costs and market volatility due to market illiquidity and competition for funding; critical accounting estimates and changes to accounting standards, policies, and methods used by the Bank; existing and potential international debt crises; and the occurrence of natural and unnatural catastrophic events and claims resulting from such events. The Bank cautions that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please refer to the “Risk Factors and Management” section of the 2015 MD&A, as may be updated in subsequently filed quarterly reports to shareholders and news releases (as applicable) related to any transactions or events discussed under the heading “Significant Events” in the relevant MD&A, which applicable releases may be found on www.td.com. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and the Bank cautions readers not to place undue reliance on the Bank’s forward-looking statements.

Material economic assumptions underlying the forward-looking statements contained in this document are set out in the 2015 MD&A under the headings “Economic Summary and Outlook”, and for each business segment, “Business Outlook and Focus for 2016”, each as updated in subsequently filed quarterly reports to shareholders.

Any forward-looking statements contained in this document represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities legislation.

This document was reviewed by the Bank’s Audit Committee and was approved by the Bank’s Board of Directors, on the Audit Committee’s recommendation, prior to its release.

TD BANK GROUP • FOURTH QUARTER 2015 • EARNINGS NEWS RELEASE	Page 3

TABLE 1: FINANCIAL HIGHLIGHTS[1]
(millions of Canadian dollars, except as noted)	For the three months ended			For the twelve months ended
	October 31	July 31	October 31	October 31	October 31
	2015	2015	2014	2015	2014
Results of operations
Total revenue	$8,047	$8,006	$7,452	$31,426	$29,961
Provision for credit losses	509	437	371	1,683	1,557
Insurance claims and related expenses	637	600	720	2,500	2,833
Non-interest expenses	4,911	4,292	4,331	18,073	16,496
Net income – reported	1,839	2,266	1,746	8,024	7,883
Net income – adjusted[2]	2,177	2,285	1,862	8,754	8,127
Return on common equity – reported	11.4%	14.9%	13.1%	13.4%	15.4%
Return on common equity – adjusted[3]	13.5	15.0	14.0	14.7	15.9
Financial position
Total assets	$1,104,373	$1,099,202	$960,511	$1,104,373	$960,511
Total equity	67,028	65,965	56,231	67,028	56,231
Total Common Equity Tier 1 Capital risk-weighted assets[4,5]	382,360	369,495	328,393	382,360	328,393
Financial ratios
Efficiency ratio – reported	61.0%	53.6%	58.1%	57.5%	55.1%
Efficiency ratio – adjusted[2]	55.3	53.4	56.2	54.3	53.4
Common Equity Tier 1 Capital ratio[4]	9.9	10.1	9.4	9.9	9.4
Tier 1 Capital ratio[4]	11.3	11.5	10.9	11.3	10.9
Provision for credit losses as a % of net average loans and
acceptances[6]	0.40	0.33	0.33	0.34	0.34
Common share information – reported (dollars)
Per share earnings
Basic	$0.96	$1.20	$0.92	$4.22	$4.15
Diluted	0.96	1.19	0.91	4.21	4.14
Dividends per share	0.51	0.51	0.47	2.00	1.84
Book value per share	33.81	33.25	28.45	33.81	28.45
Closing share price	53.68	52.77	55.47	53.68	55.47
Shares outstanding (millions)
Average basic	1,853.1	1,851.1	1,842.0	1,849.2	1,839.1
Average diluted	1,857.2	1,855.7	1,848.2	1,854.1	1,845.3
End of period	1,855.1	1,853.6	1,844.6	1,855.1	1,844.6
Market capitalization (billions of Canadian dollars)	$99.6	$97.8	$102.3	$99.6	$102.3
Dividend yield	3.9%	3.7%	3.4%	3.8%	3.5%
Dividend payout ratio	53.0	42.7	51.3	47.4	44.3
Price-earnings ratio	12.8	12.7	13.4	12.8	13.4
Common share information – adjusted (dollars)[2]
Per share earnings
Basic	$1.15	$1.21	$0.98	$4.62	$4.28
Diluted	1.14	1.20	0.98	4.61	4.27
Dividend payout ratio	44.5%	42.3%	48.0%	43.3%	43.0%
Price-earnings ratio	11.7	11.9	13.0	11.7	13.0
1	Certain comparative amounts have been restated, where applicable, as a result of the implementation of the 2015 IFRS Standards and Amendments.
2	Adjusted measures are non-GAAP measures. Refer to the “How the Bank Reports” section of this document for an explanation of reported and adjusted results.
3	Adjusted return on common equity is a non-GAAP financial measure. Refer to the “Return on Common Equity” section of this document for an explanation.
4	Prior to 2015 and 2014, the amounts have not been adjusted to reflect the impact of the 2015 IFRS Standards and Amendments and the 2014 IFRS Standards and Amendments, respectively.
5	Effective the third quarter of 2014, each capital ratio has its own risk-weighted assets (RWA) measure due to the Office of the Superintendent of Financial Institutions (OSFI) prescribed scalar for inclusion of the Credit Valuation Adjustment (CVA). Effective the third quarter of 2014, the scalars for inclusion of CVA for Common Equity Tier 1 (CET1), Tier 1, and Total Capital RWA are 57%, 65%, and 77% respectively. For fiscal 2015, the scalars are 64%, 71%, and 77%, respectively.
6	Excludes acquired credit-impaired (ACI) loans and debt securities classified as loans. For additional information on ACI loans, refer to the “Credit Portfolio Quality” section of the 2015 MD&A and Note 8 of the 2015 Consolidated Financial Statements. For additional information on debt securities classified as loans, refer to the “Exposure to Non-Agency Collateralized Mortgage Obligations” discussion and tables in the “Credit Portfolio Quality” section of the 2015 MD&A and Note 8 of the 2015 Consolidated Financial Statements.

TD BANK GROUP • FOURTH QUARTER 2015 • EARNINGS NEWS RELEASE	Page 4

HOW WE PERFORMED

How the Bank Reports

The Bank prepares its Consolidated Financial Statements in accordance with IFRS, the current GAAP, and refers to results prepared in accordance with IFRS as “reported” results. The Bank also utilizes non-GAAP financial measures to arrive at “adjusted” results to assess each of its businesses and to measure the overall Bank performance. To arrive at adjusted results, the Bank removes “items of note”, net of income taxes, from reported results. The items of note relate to items which management does not believe are indicative of underlying business performance. The Bank believes that adjusted results provide the reader with a better understanding of how management views the Bank’s performance. The items of note are disclosed on Table 3. As explained, adjusted results are different from reported results determined in accordance with IFRS. Adjusted results, items of note, and related terms used in this document are not defined terms under IFRS and, therefore, may not be comparable to similar terms used by other issuers. The Bank implemented 2015 IFRS Standards and Amendments, which required retrospective application, effective the first quarter of fiscal 2015. As a result, certain comparative amounts have been restated where applicable. For more information, refer to Note 4 of the 2015 Consolidated Financial Statements. The 2015 IFRS Standards and Amendments were not incorporated into the regulatory capital disclosures presented prior to the first quarter of 2015.

TABLE 2: OPERATING RESULTS – Reported
(millions of Canadian dollars)	For the three months ended			For the twelve months ended
	October 31	July 31	October 31	October 31	October 31
	2015	2015	2014	2015	2014
Net interest income	$4,887	$4,697	$4,457	$18,724	$17,584
Non-interest income	3,160	3,309	2,995	12,702	12,377
Total revenue	8,047	8,006	7,452	31,426	29,961
Provision for credit losses	509	437	371	1,683	1,557
Insurance claims and related expenses	637	600	720	2,500	2,833
Non-interest expenses	4,911	4,292	4,331	18,073	16,496
Income before income taxes and equity in net income
of an investment in associate	1,990	2,677	2,030	9,170	9,075
Provision for income taxes	259	502	370	1,523	1,512
Equity in net income of an investment in associate, net of income taxes	108	91	86	377	320
Net income – reported	1,839	2,266	1,746	8,024	7,883
Preferred dividends	26	25	32	99	143
Net income available to common shareholders and
non-controlling interests in subsidiaries	$1,813	$2,241	$1,714	$7,925	$7,740
Attributable to:
Non-controlling interests	$29	$28	$27	$112	$107
Common shareholders	1,784	2,213	1,687	7,813	7,633

TD BANK GROUP • FOURTH QUARTER 2015 • EARNINGS NEWS RELEASE	Page 5

The following table provides a reconciliation between the Bank’s adjusted and reported results.

TABLE 3: NON-GAAP FINANCIAL MEASURES – Reconciliation of Adjusted to Reported Net Income
(millions of Canadian dollars)	For the three months ended			For the twelve months ended
	October 31	July 31	October 31	October 31	October 31
	2015	2015	2014	2015	2014
Operating results – adjusted
Net interest income	$4,887	$4,697	$4,457	$18,724	$17,584
Non-interest income[1]	3,209	3,288	2,995	12,713	12,097
Total revenue	8,096	7,985	7,452	31,437	29,681
Provision for credit losses[2]	509	437	371	1,683	1,582
Insurance claims and related expenses	637	600	720	2,500	2,833
Non-interest expenses[3]	4,480	4,261	4,188	17,076	15,863
Income before income taxes and equity in net income of an
investment in associate	2,470	2,687	2,173	10,178	9,403
Provision for income taxes[4]	417	508	410	1,862	1,649
Equity in net income of an investment in associate, net of income taxes[5]	124	106	99	438	373
Net income – adjusted	2,177	2,285	1,862	8,754	8,127
Preferred dividends	26	25	32	99	143
Net income available to common shareholders and
non-controlling interests in subsidiaries – adjusted	2,151	2,260	1,830	8,655	7,984
Attributable to:
Non-controlling interests in subsidiaries, net of income taxes	29	28	27	112	107
Net income available to common shareholders – adjusted	2,122	2,232	1,803	8,543	7,877
Adjustments for items of note, net of income taxes
Amortization of intangibles[6]	(65)	(62)	(62)	(255)	(246)
Restructuring charges[7]	(243)	–	–	(471)	–
Charge related to the acquisition of Nordstrom Inc.'s (Nordstrom) credit card
portfolio and related integration costs[8]	(51)	–	–	(51)	–
Litigation and litigation-related charge/reserve[9]	–	24	–	(8)	–
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio[10]	21	19	–	55	43
Integration charges and direct transaction costs relating to the acquisition
of the credit card portfolio of MBNA Canada[11]	–	–	(54)	–	(125)
Set-up, conversion and other one-time costs related to affinity relationship
with Aimia and acquisition of Aeroplan Visa credit card accounts[12]	–	–	–	–	(131)
Impact of Alberta flood on the loan portfolio[13]	–	–	–	–	19
Gain on sale of TD Waterhouse Institutional Services[14]	–	–	–	–	196
Total adjustments for items of note	(338)	(19)	(116)	(730)	(244)
Net income available to common shareholders – reported	$1,784	$2,213	$1,687	$7,813	$7,633
1	Adjusted non-interest income excludes the following items of note: fourth quarter 2015 – $24 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio, as explained in footnote 10; $73 million difference of the transaction price over the fair value of the Nordstrom assets acquired, as explained in footnote 8; third quarter 2015 – $21 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio; second quarter 2015 – $17 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio; third quarter 2014 – $27 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio; first quarter 2014 – $22 million gain due to change in fair value of derivatives hedging the reclassified available-for-sale securities portfolio; $231 million gain due to the sale of TD Waterhouse Institutional Services, as explained in footnote 14.
2	Adjusted provision for credit losses (PCL) excludes the following items of note: third quarter 2014 – $25 million release of the provision for the impact of the Alberta flood on the loan portfolio, as explained in footnote 13.
3	Adjusted non-interest expenses excludes the following items of note: fourth quarter 2015 – $73 million amortization of intangibles, as explained in footnote 6; $349 million due to the initiatives to reduce costs, as explained in footnote 7; $9 million due to integration costs related to the Nordstrom transaction, as explained in footnote 8; third quarter 2015 – $70 million amortization of intangibles; $39 million recovery of litigation losses, as explained in footnote 9; second quarter 2015 – $73 million amortization of intangibles; $337 million due to the initiatives to reduce costs; $52 million of litigation charges, as explained in footnote 9; first quarter 2015 – $73 million amortization of intangibles; fourth quarter 2014 – $70 million amortization of intangibles; $73 million of integration charges and direct transactions costs relating to the acquisition of the credit card portfolio of MBNA Canada, as explained in footnote 11; third quarter 2014 – $70 million amortization of intangibles; $36 million of integration charges relating to the acquisition of the credit card portfolio of MBNA Canada; $22 million of costs in relation to the affinity relationship with Aimia and acquisition of Aeroplan Visa credit card accounts, as explained in footnote 12; second quarter 2014 – $75 million amortization of intangibles; $32 million of integration charges and direct transactions costs relating to the acquisition of the credit card portfolio of MBNA Canada; first quarter 2014 – $71 million amortization of intangibles; $28 million of integration charges and direct transactions costs relating to the acquisition of the credit card portfolio of MBNA Canada; $156 million of costs in relation to the affinity relationship with Aimia and acquisition of Aeroplan Visa credit card accounts.
4	For a reconciliation between reported and adjusted provision for income taxes, refer to the “Non-GAAP Financial Measures – Reconciliation of Reported to Adjusted Provision for Income Taxes” table in the “Income Taxes” section of the MD&A.
5	Adjusted equity in net income of an investment in associate excludes the following items of note: fourth quarter 2015 – $16 million amortization of intangibles, as explained in footnote 6; third quarter 2015 – $15 million amortization of intangibles; second quarter 2015 – $16 million amortization of intangibles; first quarter 2015 – $14 million amortization of intangibles; fourth quarter 2014 – $13 million amortization of intangibles; third quarter 2014 – $13 million amortization of intangibles; second quarter 2014 – $13 million amortization of intangibles; first quarter 2014 – $14 million amortization of intangibles.
6	Amortization of intangibles relate to intangibles acquired as a result of asset acquisitions and business combinations. Although the amortization of software and asset servicing rights are recorded in amortization of intangibles, they are not included for purposes of the items of note.
7	During 2015, the Bank commenced its restructuring review and in the fourth quarter of 2015, the Bank recorded an additional restructuring charge of $349 million ($243 million after tax) on a net basis. In the second quarter of 2015 the Bank recorded $337 million ($228 million after tax) of restructuring charges. The restructuring charges incurred were intended to reduce costs and manage expenses in a sustainable manner and to achieve greater operational efficiencies. These measures included process redesign and business restructuring, retail branch and real estate optimization, and organizational review. These restructuring charges have been recorded as an adjustment to net income within the Corporate segment.
8	On October 1, 2015, the Bank acquired substantially all of Nordstrom's existing U.S. Visa and private label consumer credit card portfolio and became the primary issuer of Nordstrom credit cards in the U.S. The transaction was treated as an asset acquisition and the difference on the date of acquisition of the transaction price over the fair value of assets acquired has been recorded in Non-interest income. In addition, the Bank incurred set-up, conversion and other one-time costs related to integration of the acquired cards and related program agreement. These amounts are included as an item of note in the U.S. Retail segment.
9	As a result of an adverse judgment and evaluation of certain other developments and exposures in the U.S. in 2015, the Bank took prudent steps to reassess its litigation provision. Having considered these factors, including related or analogous cases, the Bank determined, in accordance with applicable accounting standards, that an increase of $52 million ($32 million after tax) to the Bank’s litigation provision was required in the second quarter of 2015. During the third quarter of 2015, distributions of $39 million ($24 million after tax) were received by the Bank as a result of previous settlements reached on certain matters in the U.S., whereby the Bank was assigned the right to these distributions, if and when made available. The amount in the third quarter of 2015 reflects this recovery of previous settlements.

TD BANK GROUP • FOURTH QUARTER 2015 • EARNINGS NEWS RELEASE	Page 6

10	The Bank changed its trading strategy with respect to certain trading debt securities and reclassified these securities from trading to the available-for-sale category effective August 1, 2008. These debt securities are economically hedged, primarily with credit default swap and interest rate swap contracts which are recorded on a fair value basis with changes in fair value recorded in the period’s earnings. Management believes that this asymmetry in the accounting treatment between derivatives and the reclassified debt securities results in volatility in earnings from period to period that is not indicative of the economics of the underlying business performance in Wholesale Banking. The Bank may from time to time replace securities within the portfolio to best utilize the initial, matched fixed term funding. As a result, the derivatives are accounted for on an accrual basis in Wholesale Banking and the gains and losses related to the derivatives in excess of the accrued amounts are reported in the Corporate segment. Adjusted results of the Bank exclude the gains and losses of the derivatives in excess of the accrued amount.
11	As a result of the acquisition of the credit card portfolio of MBNA Canada, as well as certain other assets and liabilities, the Bank incurred integration charges. Integration charges consist of costs related to information technology, employee retention, external professional consulting charges, marketing (including customer communication and rebranding), integration-related travel, employee severance costs, consulting, and training. The Bank’s integration charges related to the MBNA acquisition were higher than what were anticipated when the transaction was first announced. The elevated spending was primarily due to additional costs incurred (other than the amounts capitalized) to build out technology platforms for the business. Integration charges related to this acquisition were incurred by the Canadian Retail segment. The fourth quarter of 2014 was the last quarter Canadian Retail included any further MBNA-related integration charges as an item of note.
12	On December 27, 2013, the Bank acquired approximately 50% of the existing Aeroplan credit card portfolio from the Canadian Imperial Bank of Commerce (CIBC) and on January 1, 2014, the Bank became the primary issuer of Aeroplan Visa credit cards. The Bank incurred program set-up, conversion, and other one-time costs related to the acquisition of the portfolio and related affinity agreement, consisting of information technology, external professional consulting, marketing, training, and program management, as well as a commercial subsidy payment of $127 million ($94 million after tax) payable to CIBC. These costs were included as an item of note in the Canadian Retail segment. The third quarter of 2014 was the last quarter Canadian Retail included any set-up, conversion, or other one-time costs related to the acquired Aeroplan credit card portfolio as an item of note.
13	In the third quarter of 2013, the Bank recorded PCL of $65 million ($48 million after tax) for residential loan losses from Alberta flooding. In the fourth quarter of 2013, a provision of $40 million ($29 million after tax) was released. In the third quarter of 2014, the Bank released the remaining provision of $25 million ($19 million after tax). The release of the remaining provision reflects low levels of delinquency and impairments to date, as well as a low likelihood of future material losses within the portfolio.
14	On November 12, 2013, TD Waterhouse Canada Inc., a subsidiary of the Bank, completed the sale of the Bank’s institutional services business, known as TD Waterhouse Institutional Services, to a subsidiary of National Bank of Canada. The transaction price was $250 million in cash, subject to certain price adjustment mechanisms which were settled in the third and fourth quarters of 2014. On the transaction date, a gain of $196 million after tax was recorded in the Corporate segment in other income. The gain is not considered to be in the normal course of business for the Bank.

TABLE 4: RECONCILIATION OF REPORTED TO ADJUSTED EARNINGS PER SHARE (EPS)[1]
(Canadian dollars)		For the three months ended		For the twelve months ended
	October 31	July 31	October 31	October 31	October 31
	2015	2015	2014	2015	2014
Basic earnings per share – reported	$0.96	$1.20	$0.92	$4.22	$4.15
Adjustments for items of note[2]	0.19	0.01	0.06	0.40	0.13
Basic earnings per share – adjusted	$1.15	$1.21	$0.98	$4.62	$4.28

Diluted earnings per share – reported	$0.96	$1.19	$0.91	$4.21	$4.14
Adjustments for items of note[2]	0.18	0.01	0.07	0.40	0.13
Diluted earnings per share – adjusted	$1.14	$1.20	$0.98	$4.61	$4.27
1	EPS is computed by dividing net income available to common shareholders by the weighted-average number of shares outstanding during the period.
2	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

TABLE 5: NON-GAAP FINANCIAL MEASURES – Reconciliation of Reported to Adjusted Provision for Income Taxes
(millions of Canadian dollars, except as noted)	For the three months ended			For the twelve months ended
	October 31	July 31	October 31	October 31	October 31
	2015	2015	2014	2015	2014
Provision for income taxes – reported	$259	$502	$370	$1,523	$1,512
Adjustments for items of note: Recovery of (provision for)
income taxes[1,2]
Amortization of intangibles	24	23	21	95	93
Restructuring charges	106	–	–	215	–
Charge related to the acquisition of Nordstrom's credit card
portfolio and related integration costs	31	–	–	31	–
Litigation and litigation-related charge/reserve	–	(15)	–	5	–
Fair value of derivatives hedging the reclassified
available-for-sale securities portfolio	(3)	(2)	–	(7)	(6)
Integration charges and direct transactions costs relating to the
acquisition of the credit card portfolio of MBNA Canada	–	–	19	–	44
Set-up, conversion and other one-time costs related to affinity relationship with Aimia and acquisition of Aeroplan Visa
credit card accounts	–	–	–	–	47
Impact of Alberta flood on the loan portfolio	–	–	–	–	(6)
Gain on sale of TD Waterhouse Institutional Services	–	–	–	–	(35)
Total adjustments for items of note	158	6	40	339	137
Provision for income taxes – adjusted	$417	$508	$410	$1,862	$1,649
Effective income tax rate – adjusted[3]	16.9%	18.9%	18.9%	18.3%	17.5%
1	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	The tax effect for each item of note is calculated using the effective statutory income tax rate of the applicable legal entity.
3	Adjusted effective income tax rate is the adjusted provision for income taxes before other taxes as a percentage of adjusted net income before taxes.

TD BANK GROUP • FOURTH QUARTER 2015 • EARNINGS NEWS RELEASE	Page 7

Return on Common Equity

The Bank’s methodology for allocating capital to its business segments is aligned with the common equity capital requirements under Basel III. Beginning November 1, 2014, capital allocated to the business segments is based on 9% Common Equity Tier 1 (CET1) Capital.

Adjusted return on common equity (ROE) is adjusted net income available to common shareholders as a percentage of average common equity.

Adjusted ROE is a non-GAAP financial measure as it is not a defined term under IFRS. Readers are cautioned that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings under IFRS and, therefore, may not be comparable to similar terms used by other issuers.

TABLE 6: RETURN ON COMMON EQUITY
(millions of Canadian dollars, except as noted)		For the three months ended		For the twelve months ended
	October 31	July 31	October 31	October 31	October 31
	2015	2015	2014	2015	2014
Average common equity	$62,157	$58,891	$51,253	$58,178	$49,495
Net income available to common shareholders
– reported	1,784	2,213	1,687	7,813	7,633
Items of note, net of income taxes[1]	338	19	116	730	244
Net income available to common shareholders
– adjusted	2,122	2,232	1,803	8,543	7,877
Return on common equity – adjusted	13.5%	15.0%	14.0%	14.7%	15.9%
1	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

SIGNIFICANT EVENTS IN 2015

Restructuring Charges

During 2015, the Bank commenced its restructuring review and in the fourth quarter of 2015, the Bank recorded an additional restructuring charge of $349 million ($243 million after tax) on a net basis. In the second quarter of 2015 the Bank recorded $337 million ($228 million after tax) of restructuring charges. The restructuring charges incurred were intended to reduce costs and manage expenses in a sustainable manner and to achieve greater operational efficiencies. These measures included process redesign and business restructuring, retail branch and real estate optimization, and organizational review.

Acquisition of Nordstrom Inc.'s U.S. Credit Card Portfolio

On October 1, 2015, the Bank, through its subsidiary, TD Bank USA, National Association (TD Bank USA, N.A.), acquired substantially all of Nordstrom Inc.'s (Nordstrom) existing U.S. Visa and private label consumer credit card portfolio, with a gross outstanding balance of $2.9 billion (US$2.2 billion). In addition, the Bank and Nordstrom entered into a long-term agreement under which the Bank became the exclusive U.S. issuer of Nordstrom-branded Visa and private label consumer credit cards to Nordstrom customers.

At the date of acquisition the Bank recorded the credit card receivables at their fair value of $2.9 billion. The transaction was treated as an asset acquisition and the pre-tax difference of $73 million on the date of acquisition of the transaction price over the fair value of assets acquired has been recorded in Non-interest income. The gross amounts of revenue and credit losses have been recorded on the Consolidated Statement of Income in the U.S. Retail segment since that date. Nordstrom shares in a fixed percentage of the revenue and credit losses incurred. Nordstrom’s share of revenue and credit losses is recorded in Non-interest expenses on the Consolidated Statement of Income and related receivables from, or payables to Nordstrom are recorded in Other assets or Other liabilities, respectively, on the Consolidated Balance Sheet.

TD BANK GROUP • FOURTH QUARTER 2015 • EARNINGS NEWS RELEASE	Page 8

HOW OUR BUSINESSES PERFORMED

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking businesses, Canadian credit cards, TD Auto Finance Canada, and Canadian wealth and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and commercial banking businesses, U.S. credit cards, TD Auto Finance U.S., U.S. wealth business, and the Bank’s investment in TD Ameritrade; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.

Effective October 1, 2015, the results of the acquired Nordstrom U.S. Credit Card Portfolio are reported in the U.S. Retail segment. Effective December 27, 2013, and January 1, 2014, the results of the acquired Aeroplan credit card portfolio and the results of the related affinity relationship with Aimia Inc. (collectively, “Aeroplan”) are reported in the Canadian Retail segment.

Results of each business segment reflect revenue, expenses, assets, and liabilities generated by the businesses in that segment. The Bank measures and evaluates the performance of each segment based on adjusted results, where applicable, and for those segments the Bank indicates that the measure is adjusted. Net income for the operating business segments is presented before any items of note not attributed to the operating segments. For further details, refer to the “How the Bank Reports” section of this document, the “Business Focus” section in the 2015 MD&A, and Note 30 of the Bank’s Consolidated Financial Statements for the year ended October 31, 2015. For information concerning the Bank’s measure of adjusted return on average common equity, which is a non-GAAP financial measure, refer to the “How We Performed” section of this document.

Net interest income within Wholesale Banking is calculated on a taxable equivalent basis (TEB), which means that the value of non-taxable or tax-exempt income, including dividends, is adjusted to its equivalent before-tax value. Using TEB allows the Bank to measure income from all securities and loans consistently and makes for a more meaningful comparison of net interest income with similar institutions. The TEB increase to net interest income and provision for income taxes reflected in Wholesale Banking results are reversed in the Corporate segment. The TEB adjustment for the quarter was $95 million, compared with $76 million in the fourth quarter last year, and $91 million in the prior quarter.

TABLE 7: CANADIAN RETAIL
(millions of Canadian dollars, except as noted)		For the three months ended
	October 31	July 31	October 31
	2015	2015	2014
Net interest income	$2,497	$2,480	$2,435
Non-interest income	2,500	2,531	2,485
Total revenue	4,997	5,011	4,920
Provision for credit losses	221	237	250
Insurance claims and related expenses	637	600	720
Non-interest expenses – reported	2,143	2,104	2,224
Non-interest expenses – adjusted	2,143	2,104	2,151
Net income – reported	1,496	1,557	1,304
Adjustments for items of note, net of income taxes[1]
Integration charges and direct transaction costs relating to the acquisition
of the credit card portfolio of MBNA Canada	–	–	54
Net income – adjusted	$1,496	$1,557	$1,358

Selected volumes and ratios
Return on common equity – reported[2]	42.3%	44.6%	40.8%
Return on common equity – adjusted[2]	42.3	44.6	42.5
Margin on average earning assets (including securitized assets) – reported and adjusted	2.84	2.88	2.92
Efficiency ratio – reported	42.9	42.0	45.2
Efficiency ratio – adjusted	42.9	42.0	43.7
Number of Canadian retail branches	1,165	1,166	1,165
Average number of full-time equivalent staff	38,782	39,180	39,671
1	For explanations of items of note, refer to the “Non-GAAP Financial Measures − Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
2	Effective the first quarter of fiscal 2015, capital allocated to the business segments is based on 9% CET1 Capital. These changes have been applied prospectively.

Quarterly comparison – Q4 2015 vs. Q4 2014

Canadian Retail net income for the quarter on a reported basis was $1,496 million, an increase of $192 million, or 15%, compared with the fourth quarter last year. Adjusted net income for the quarter was $1,496 million, an increase of $138 million, or 10%, compared with the fourth quarter last year. The increase in adjusted earnings was primarily due to good loan and deposit volume growth, wealth asset growth, strong credit performance, higher insurance earnings, and good expense management. The reported and adjusted annualized return on common equity for the quarter was 42.3%, compared with 40.8% and 42.5%, respectively, in the fourth quarter last year.

Canadian Retail revenue is derived from the Canadian personal and commercial banking businesses, including credit cards, auto finance, wealth, and insurance businesses. Revenue for the quarter was $4,997 million, an increase of $77 million, or 2%, compared with the fourth quarter last year. Net interest income increased $62 million, or 3%, compared with the fourth quarter last year, primarily driven by good loan and deposit volume growth partially offset by lower margins. Non-interest income increased $15 million, or 1%, largely due to higher fee-based revenue in personal and commercial banking, good wealth asset growth, and insurance premium growth, partially offset by a change in mix of reinsurance contracts and the change in fair value of investments supporting insurance claims liabilities.

The personal banking business generated good lending volume growth of $13.3 billion, or 5%, compared with the fourth quarter last year. Average real estate secured lending volume increased $10.8 billion, or 5%. Auto lending average volume increased $2.6 billion, or 16%, while all other personal lending average volumes were flat. Business loans and acceptances average volume increased $4.9 billion, or 9%. Average personal deposit volumes increased $9.3 billion, or 6%, due to strong growth in core chequing and savings volumes, partially offset by lower term deposit volume. Average business deposit volumes increased $3.8 billion, or 5%. Margin on average earning assets was 2.84%, an 8 basis points (bps) decrease, compared with the fourth quarter last year, primarily due to the low rate environment and competitive pricing.

Assets under administration (AUA) were $310 billion as at October 31, 2015, an increase of $17 billion, or 6%, and assets under management (AUM) were $245 billion at October 31, 2015, an increase of $18 billion, or 8%, compared with last year, driven by strong new asset growth.

Provision for credit losses (PCL) for the quarter was $221 million, a decrease of $29 million, or 12%, compared with the fourth quarter last year. Personal banking PCL was $228 million, a decrease of $3 million, or 1%, primarily due to lower provisions in credit cards, partially offset by higher provisions in the auto lending portfolio. Business banking PCL decreased $26 million, primarily due to higher recoveries and lower provisions in the current quarter. Annualized PCL as a percentage of credit volume was 0.25%, a decrease of 5 bps, compared with the fourth quarter last year. Net impaired loans were $715 million, a decrease of $119 million, or 14%, compared with the fourth quarter last year. Net impaired loans as a percentage of total loans were 0.20%, compared with 0.25% as at October 31, 2014.

TD BANK GROUP • FOURTH QUARTER 2015 • EARNINGS NEWS RELEASE	Page 9

Insurance claims and related expenses for the quarter were $637 million, a decrease of $83 million, or 12%, compared with the fourth quarter last year, primarily due to a change in mix of reinsurance contracts, more favourable prior years' claims development, and the change in fair value of investments supporting claims liabilities, partially offset by higher current year claims costs.

Reported non-interest expenses for the quarter were $2,143 million, a decrease of $81 million, or 4%, compared with the fourth quarter last year. Adjusted non-interest expenses for the quarter were $2,143 million, a decrease of $8 million, compared with the fourth quarter last year. The decrease was primarily driven by initiatives to increase productivity, partially offset by higher revenue-based variable compensation in the wealth business and legal provisions.

The reported and adjusted efficiency ratio for the quarter was 42.9%, compared with 45.2% and 43.7%, respectively, in the fourth quarter last year.

Quarterly comparison – Q4 2015 vs. Q3 2015

Canadian Retail net income for the quarter decreased $61 million, or 4%, compared with the prior quarter. The decrease in earnings was primarily due to higher insurance claims and an increase in non-interest expenses, partially offset by lower PCL compared with the prior quarter. The reported and adjusted annualized return on common equity for the quarter was 42.3%, compared with 44.6%, in the prior quarter.

Revenue for the quarter decreased $14 million, compared with the prior quarter. Net interest income increased $17 million, or 1% compared with the prior quarter as the increase from volume growth was partially offset by margin compression. Non-interest income decreased $31 million or 1%, primarily due to the change in fair value of investments supporting insurance claims and lower wealth asset-based revenue. Margin on average earning assets was 2.84%, a 4 bps decrease compared with the prior quarter, primarily due to a decline in deposit margins due to the low rate environment, and seasonally lower mortgage renewal revenue.

The personal banking business generated average lending volume growth of $5.9 billion, or 2%, compared with the prior quarter. Average real estate secured lending volume increased $5.4 billion, or 2%. Auto lending average volume increased $0.8 billion, or 5%, while all other personal lending average volumes decreased $0.3 billion, or 1% compared with the prior quarter. Business loans and acceptances average volume increased $1.1 billion, or 2%. Average personal deposit volumes increased $3.7 billion, or 2%, due to growth in core chequing and savings volumes, partially offset by lower term deposit volume. Average business deposit volumes increased $0.4 billion, compared with the prior quarter.

AUA were $310 billion as at October 31, 2015, a decrease of $4 billion, or 1%, and AUM were $245 billion at October 31, 2015, a decrease of $4 billion, or 2% compared with July 31, 2015, driven primarily by decrease in market value, partially offset by new asset growth.

PCL for the quarter decreased $16 million, or 7%, compared with the prior quarter. Personal banking PCL increased $23 million or 11%, primarily due to higher provisions in auto lending and credit cards portfolios. Business banking PCL decreased $39 million, due to higher provisions against two commercial clients in the prior quarter and higher recoveries in the current quarter. Annualized PCL as a percentage of credit volume was 0.25%, a decrease of 2 bps compared with the prior quarter. Net impaired loans increased $9 million, or 1%, compared with the prior quarter. Net impaired loans as a percentage of total loans were 0.20%, in line with the prior quarter.

Insurance claims and related expenses for the quarter increased $37 million, or 6%, compared with the prior quarter, primarily due to weather-related events, and less favourable prior years' claims development, partly offset by the change in fair value of investments supporting claims liabilities.

Non-interest expenses for the quarter increased $39 million, or 2%, compared with the prior quarter due to legal provisions, and higher seasonal marketing expenses, partially offset by lower employee-related costs.

The reported and adjusted efficiency ratio for the quarter was 42.9%, compared with 42.0%, in the prior quarter.

TD BANK GROUP • FOURTH QUARTER 2015 • EARNINGS NEWS RELEASE	Page 10

TABLE 8: U.S. RETAIL[1,2]
(millions of dollars, except as noted)				For the three months ended
	Canadian dollars					U.S. dollars
	October 31	July 31	October 31	October 31	July 31	October 31
	2015	2015	2014	2015	2015	2014
Net interest income	$1,905	$1,734	$1,515	$1,447	$1,392	$1,370
Non-interest income	600	647	532	456	519	481
Total revenue – reported	2,505	2,381	2,047	1,903	1,911	1,851
Total revenue – adjusted	2,578	2,381	2,047	1,959	1,911	1,851
Provision for credit losses – loans[3]	270	199	161	206	160	145
Provision for (recovery of) credit losses – debt
securities classified as loans	(29)	1	(22)	(22)	1	(20)
Provision for credit losses	241	200	139	184	161	125
Non-interest expenses – reported	1,730	1,470	1,381	1,315	1,179	1,249
Non-interest expenses – adjusted	1,721	1,509	1,381	1,308	1,209	1,249
U.S. Retail Bank net income – reported[4]	486	582	426	368	469	385
Adjustments for items of note, net of
income taxes[5]
Charge related to the acquisition of Nordstrom's
credit card portfolio and related integration costs	51	–	–	39	–	–
Litigation and litigation-related charge/reserve	–	(24)	–	–	(19)	–
U.S. Retail Bank net income – adjusted	537	558	426	407	450	385
Equity in net income of an investment in associate,
net of income taxes	109	92	83	84	74	77
Net income – adjusted	$646	$650	$509	$491	$524	$462
Net income – reported	595	674	509	452	543	462

Selected volumes and ratios
Return on common equity – reported[6]	7.1%	8.6%	7.6%	7.1%	8.6%	7.6%
Return on common equity – adjusted[6]	7.8	8.3	7.6	7.8	8.3	7.6
Margin on average earning assets (TEB)[7]	3.59	3.50	3.65	3.59	3.50	3.65
Efficiency ratio – reported	69.1	61.7	67.5	69.1	61.7	67.5
Efficiency ratio – adjusted	66.8	63.4	67.5	66.8	63.4	67.5
Number of U.S. retail stores	1,298	1,305	1,318	1,298	1,305	1,318
Average number of full-time equivalent staff	25,250	25,546	26,162	25,250	25,546	26,162
1	Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.
2	Revenue, PCL, and expenses related to Target Corporation (Target) and Nordstrom are reported on a gross basis in the Consolidated Statements of Income.
3	Includes provisions for credit losses on ACI loans including all Federal Deposit Insurance Corporation (FDIC) covered loans.
4	Results exclude the impact related to the equity in net income of the investment in TD Ameritrade.
5	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.
6	Effective the first quarter of fiscal 2015, capital allocated to the business segments is based on 9% CET1 Capital. These changes have been applied prospectively.
7	The margin on average earning assets excludes the impact related to the TD Ameritrade insured deposit accounts (IDA). On a prospective basis, beginning in the second quarter of 2015, the margin on average earning assets (a) excludes the impact of cash collateral deposited by affiliates with the U.S. banks, which have been eliminated at the U.S. Retail segment level and (b) the allocation of investments to the IDA has been changed to reflect the Basel III liquidity rules.

Quarterly comparison – Q4 2015 vs. Q4 2014

U.S. Retail net income for the quarter on a reported basis was $595 million (US$452 million). U.S. Retail adjusted net income for the quarter was $646 million (US$491 million), which included net income of $537 million (US$407 million) from the U.S. Retail Bank and $109 million (US$84 million) from TD’s investment in TD Ameritrade. U.S. dollar adjusted earnings were up 6% compared with the prior year, while Canadian dollar earnings benefited from the strengthening of the U.S. dollar with adjusted earnings up 27% to $646 million. The reported and adjusted annualized ROE for the quarter was 7.1% and 7.8% respectively, compared to 7.6% for the fourth quarter last year.

U.S. Retail Bank net income for the quarter on a reported basis was US$368 million, a decrease of US$17 million, or 4%, compared with the fourth quarter last year. U.S. Retail Bank adjusted net income for the quarter was US$407 million, an increase of US$22 million, or 6%, compared with the fourth quarter last year primarily due to strong organic growth and a lower effective tax rate, partially offset by higher PCL. The contribution from TD Ameritrade of US$84 million was up 9% compared with the fourth quarter last year, primarily due to strong asset growth and higher transaction revenue, partially offset by higher operating expenses and lower investment gains.

U.S. Retail Bank revenue is derived from personal banking, business banking, investments, auto lending, credit cards, and wealth management. Reported revenue for the quarter was US$1,903 million, an increase of US$52 million, or 3%, compared with the fourth quarter last year. On an adjusted basis, revenue for the quarter was US$1,959 million, an increase of US$108 million, or 6%, compared with the fourth quarter last year, primarily due to strong loan and deposit growth, broad-based fee growth, and the Nordstrom acquisition, partially offset by lower margins. Other non-interest income increased due to the Nordstrom acquisition and customer account growth. Margin on average earning assets was 3.59%, a 6 bps decrease compared with the fourth quarter last year. Excluding Nordstrom, margin on average earning assets was 3.54%, a decline of 11 bps due to lower loan margins and change in balance sheet mix. Excluding Nordstrom, average loan volumes increased US$12 billion, or 11%, compared with the fourth quarter last year, due to growth in business loans of 17% and growth in personal loans of 4%. Average deposit volumes increased US$14 billion, or 7%, compared with the fourth quarter last year, driven by 7% growth in business deposit volume, 8% growth in personal deposit volume, and 6% growth in TD Ameritrade deposits.

PCL for the quarter was US$184 million, an increase of US$59 million, or 47%, compared with the fourth quarter last year, primarily due to higher provisions for commercial loans and provisions related to the flooding in South Carolina. Personal banking PCL was US$170 million, an increase of US$53 million, or 45%, compared with the fourth quarter last year, primarily due to the South Carolina flooding provision and volume growth. Business banking PCL was US$35 million, a $7 million increase as compared to the fourth quarter last year. Net impaired loans, excluding acquired credit-impaired (ACI) loans and debt securities classified as loans, were US$1.5 billion, an increase of US$209 million, or 17%, compared with the fourth quarter last year driven primarily by inclusion of certain performing home equity loans that have been reported as impaired, because borrowers may not qualify under current underwriting guidelines. Net impaired loans as a percentage of total loans were 1.1% as at October 31, 2015, flat compared with the fourth quarter last year. Net impaired debt securities classified as loans were US$797 million, a decrease of US$122 million, or 13%, compared with the fourth quarter last year.

TD BANK GROUP • FOURTH QUARTER 2015 • EARNINGS NEWS RELEASE	Page 11

Reported non-interest expenses for the quarter were US$1,315 million, an increase of US$66 million, or 5%, compared with the fourth quarter last year. On an adjusted basis, non-interest expenses were US$1,308 million, an increase of US$59 million, or 5%, compared with the fourth quarter last year, primarily due to the Nordstrom acquisition, higher legal costs, and investments to support business growth, partially offset by ongoing productivity savings.

The reported efficiency ratio for the quarter was 69.1%, compared with 67.5% in the fourth quarter last year, while the adjusted efficiency ratio was 66.8%, compared with 67.5% in the fourth quarter last year.

Quarterly comparison – Q4 2015 vs. Q3 2015

U.S. Retail Bank reported net income for the quarter decreased US$101 million, or 22%, compared with the prior quarter. U.S. Retail Bank adjusted net income for the quarter decreased US$43 million, or 10%, primarily due to higher expenses and higher PCL. The contribution from TD Ameritrade increased US$10 million, or 14%, compared with the prior quarter primarily due to strong asset growth and higher transaction revenue, partially offset by higher operating expenses and lower investment gains. The reported annualized ROE for the quarter was 7.1%, compared with 8.6% in the prior quarter. The adjusted annualized ROE for the quarter was 7.8%, compared with 8.3% in the prior quarter.

Reported revenue for the quarter decreased US$8 million, relatively flat compared with the prior quarter. On an adjusted basis, revenue for the quarter increased US$48 million, or 3%, compared with the prior quarter, primarily due to the Nordstrom acquisition. Margin on average earning assets was 3.59%, a 9 bps increase compared with the prior quarter. Excluding Nordstrom, margin on average earning assets was 3.54%, a 4 bps increase primarily due to favourable balance sheet mix and higher accretion. Excluding Nordstrom, average loan volumes increased US$4 billion, or 3%, compared with the prior quarter, due to growth in business loans of 4% and growth in personal loans of 2%. Average deposit volumes increased US$8 billion, or 4%, compared with the prior quarter, driven by 6% growth in business deposit volume, 1% growth in personal deposit volume, and 5% growth in TD Ameritrade deposits.

PCL for the quarter increased US$23 million, or 14%, compared with the prior quarter, primarily due to provisions related to the South Carolina flooding and seasonally higher charge-offs in auto loans, partially offset by a recovery on certain debt securities classified as loans. Personal banking PCL increased US$55 million, or 48%, compared with the prior quarter primarily due to the South Carolina flooding provision and credit card volume growth. Business banking PCL decreased US$10 million compared with the prior quarter. Net impaired loans, excluding ACI loans and debt securities classified as loans, increased US$86 million, or 6% compared with the prior quarter driven primarily by inclusion of certain performing home equity loans that have been reported as impaired, because borrowers may not qualify under current underwriting guidelines. Net impaired loans as a percentage of total loans were flat compared with prior quarter. Net impaired debt securities classified as loans decreased US$15 million, or 2%, compared with the prior quarter.

Reported non-interest expenses for the quarter increased US$136 million, or 12%, compared with the prior quarter. Adjusted non-interest expenses for the quarter increased US$99 million, or 8%, compared with the prior quarter, primarily due to the Nordstrom acquisition, higher legal costs, and investments to support business growth, partially offset by productivity savings.

The reported efficiency ratio for the quarter was 69.1%, compared with 61.7% in the prior quarter, while the adjusted efficiency ratio was 66.8%, compared with 63.4% in the prior quarter.

TD BANK GROUP • FOURTH QUARTER 2015 • EARNINGS NEWS RELEASE	Page 12

TABLE 9: WHOLESALE BANKING
(millions of Canadian dollars, except as noted)	For the three months ended
	October 31	July 31	October 31
	2015	2015	2014
Net interest income (TEB)	$550	$564	$537
Non-interest income	116	201	67
Total revenue	666	765	604
Provision for credit losses	14	2	(1)
Non-interest expenses	390	431	381
Net income	$196	$239	$160

Selected volumes and ratios
Trading-related revenue[1]	$316	$425	$296
Gross drawn (billions of dollars)[2]	16	16	12
Return on common equity[3]	13.0%	17.2%	13.0%
Efficiency ratio	58.6	56.3	63.1
Average number of full-time equivalent staff	3,741	3,736	3,727
1	In the fourth quarter of 2014, the Bank implemented a funding valuation adjustment (FVA) in response to growing evidence that market implied funding costs and benefits are now considered in the pricing and fair valuation of uncollateralized derivatives. Refer to Note 5 of the Consolidated Financial Statements for further information on FVA.
2	Includes gross loans and bankers' acceptances, excluding letters of credit and before any cash collateral, credit default swaps (CDS), reserves, etc., for the corporate lending business.
3	Effective the first quarter of fiscal 2015, capital allocated to the business segments is based on 9% CET1 Capital. These changes have been applied prospectively.

Quarterly comparison – Q4 2015 vs. Q4 2014

Wholesale Banking net income for the quarter was $196 million, an increase of $36 million, or 23%, compared with the fourth quarter last year. The increase in earnings was primarily due to higher revenue, partially offset by higher PCL and higher non-interest expenses. The annualized ROE for the quarter was 13.0%, flat to the fourth quarter last year.

Wholesale Banking revenue is derived primarily from capital markets services and corporate lending. The capital markets businesses generate revenue from advisory, underwriting, trading, facilitation, and trade execution services. Revenue for the quarter was $666 million, an increase of $62 million, or 10%, compared with the fourth quarter last year. Revenue increased primarily on higher trading-related performance and higher corporate lending growth both in Canada and the U.S., partially offset by lower equity underwriting, reflecting lower industry activity. The revenue increase also included the positive impact of foreign exchange translation. Trading-related revenue increased mainly due to higher foreign exchange trading on improved client activity, and higher fixed income trading as the prior year included the first-time implementation of a funding valuation adjustment (FVA) which resulted in a pre-tax additional charge of $65 million, partially offset by lower equity trading.

PCL for the quarter was a charge of $14 million and consisted primarily of the accrual cost of credit protection and a specific credit provision in the corporate lending portfolio. PCL in the fourth quarter last year was a net recovery of $1 million, as the accrual cost of credit protection was largely offset by a recovery of a previously recorded provision in the investment portfolio.

Non-interest expenses for the quarter were $390 million, an increase of $9 million, or 2%, compared with the fourth quarter last year. The increase was primarily due to the impact of foreign exchange translation and higher operating expenses, partially offset by lower variable compensation.

Quarterly comparison – Q4 2015 vs. Q3 2015

Wholesale Banking net income for the quarter decreased $43 million, or 18%, compared with the prior quarter. The decrease was largely due to lower revenue and higher PCL, partially offset by lower non-interest expenses. The annualized ROE for the quarter was 13.0%, compared with 17.2% in the prior quarter.

Revenue for the quarter decreased $99 million, or 13%, compared with the prior quarter. The decrease in revenue was primarily due to lower fixed income and equity trading on reduced client volumes, and lower underwriting fees as the prior quarter benefited from stronger debt and equity capital markets. This decrease was partially offset by higher corporate lending reflecting increased loan volumes, and higher foreign exchange trading.

PCL for the quarter was $14 million, compared with $2 million in the prior quarter. PCL in the current quarter consisted primarily of the accrual cost of credit protection and a specific credit provision in the corporate lending portfolio.

Non-interest expenses for the quarter decreased $41 million, or 10%, primarily due to lower variable compensation commensurate with revenue.

TD BANK GROUP • FOURTH QUARTER 2015 • EARNINGS NEWS RELEASE	Page 13

TABLE 10: CORPORATE
(millions of Canadian dollars)	For the three months ended
	October 31	July 31	October 31
	2015	2015	2014
Net income (loss) – reported	$(448)	$(204)	$(227)
Adjustments for items of note[1]
Amortization of intangibles	65	62	62
Restructuring charges	243	–	–
Fair value of derivatives hedging the reclassified available-for-sale
securities portfolio	(21)	(19)	–
Total adjustments for items of note	287	43	62
Net income (loss) – adjusted	$(161)	$(161)	$(165)

Decomposition of items included in net income (loss) – adjusted
Net corporate expenses	$(192)	$(193)	$(233)
Other	2	4	41
Non-controlling interests	29	28	27
Net income (loss) – adjusted	$(161)	$(161)	$(165)
1	For explanations of items of note, refer to the “Non-GAAP Financial Measures – Reconciliation of Adjusted to Reported Net Income” table in the “How We Performed” section of this document.

Quarterly comparison – Q4 2015 vs. Q4 2014

Corporate segment’s reported net loss for the quarter was $448 million, compared with a reported net loss of $227 million in the fourth quarter last year. Current quarter reported net loss includes restructuring charges of $349 million pre-tax ($243 million after-tax) on a net basis. For further details, refer to the “Significant Events in 2015” in the “How We Performed” section of this document. Adjusted net loss was $161 million, compared with an adjusted net loss of $165 million in the fourth quarter last year. Adjusted net loss was slightly lower due to lower net corporate expenses offset by Other items. Other items included higher provisions for incurred but not identified credit losses due to volume growth and refinements in allowance methodology in the Canadian loan portfolio.

Quarterly comparison – Q4 2015 vs. Q3 2015

Corporate segment’s reported net loss for the quarter was $448 million, compared with a reported net loss of $204 million in the prior quarter. Current quarter reported net loss includes restructuring charges of $349 million pre-tax ($243 million after-tax) on a net basis. For further details, refer to the “Significant Events in 2015” in the “How We Performed” section of this document. Adjusted net loss was $161 million, flat to prior quarter.

TD BANK GROUP • FOURTH QUARTER 2015 • EARNINGS NEWS RELEASE	Page 14

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

INTERIM CONSOLIDATED BALANCE SHEET (unaudited)
(millions of Canadian dollars, except as noted)		As at
	October 31	October 31
	2015	2014
ASSETS
Cash and due from banks	$3,154	$2,781
Interest-bearing deposits with banks	42,483	43,773
	45,637	46,554
Trading loans, securities, and other	95,157	101,173
Derivatives	69,438	55,796
Financial assets designated at fair value through profit or loss	4,378	4,745
Available-for-sale securities	88,782	63,008
	257,755	224,722
Held-to-maturity securities	74,450	56,977
Securities purchased under reverse repurchase agreements	97,364	82,556
Loans
Residential mortgages	212,373	198,912
Consumer instalment and other personal	135,471	123,411
Credit card	30,215	25,570
Business and government	167,529	131,349
Debt securities classified as loans	2,187	2,695
	547,775	481,937
Allowance for loan losses	(3,434)	(3,028)
Loans, net of allowance for loan losses	544,341	478,909
Other
Customers’ liability under acceptances	16,646	13,080
Investment in TD Ameritrade	6,683	5,569
Goodwill	16,337	14,233
Other intangibles	2,671	2,680
Land, buildings, equipment, and other depreciable assets	5,314	4,930
Deferred tax assets	1,931	2,008
Amounts receivable from brokers, dealers, and clients	21,996	17,130
Other assets	13,248	11,163
	84,826	70,793
Total assets	$1,104,373	$960,511
LIABILITIES
Trading deposits	$74,759	$59,334
Derivatives	57,218	51,209
Securitization liabilities at fair value	10,986	11,198
Other financial liabilities designated at fair value through profit or loss	1,415	3,250
	144,378	124,991
Deposits
Personal	395,818	343,240
Banks	17,080	15,771
Business and government	282,678	241,705
	695,576	600,716
Other
Acceptances	16,646	13,080
Obligations related to securities sold short	38,803	39,465
Obligations related to securities sold under repurchase agreements	67,156	53,112
Securitization liabilities at amortized cost	22,743	24,960
Amounts payable to brokers, dealers, and clients	22,664	18,195
Insurance-related liabilities	6,519	6,079
Other liabilities	14,223	15,897
	188,754	170,788
Subordinated notes and debentures	8,637	7,785
Total liabilities	1,037,345	904,280
EQUITY
Common shares (millions of shares issued and outstanding: Oct. 31, 2015 – 1,856.2, Oct. 31, 2014 – 1,846.2)	20,294	19,811
Preferred shares (millions of shares issued and outstanding: Oct. 31, 2015 – 108.0, Oct. 31, 2014 – 88.0)	2,700	2,200
Treasury shares – common (millions of shares held: Oct. 31, 2015 – (1.1), Oct. 31, 2014 – (1.6))	(49)	(54)
Treasury shares – preferred (millions of shares held: Oct. 31, 2015 – (0.1), Oct. 31, 2014 – (0.04))	(3)	(1)
Contributed surplus	214	205
Retained earnings	32,053	27,585
Accumulated other comprehensive income (loss)	10,209	4,936
	65,418	54,682
Non-controlling interests in subsidiaries	1,610	1,549
Total equity	67,028	56,231
Total liabilities and equity	$1,104,373	$960,511

Certain comparative amounts have been restated, where applicable, as a result of the implementation of the 2015 IFRS Standards and Amendments.

TD BANK GROUP • FOURTH QUARTER 2015 • EARNINGS NEWS RELEASE	Page 15

INTERIM CONSOLIDATED STATEMENT OF INCOME (unaudited)
(millions of Canadian dollars, except as noted)
	For the three months ended		For the twelve months ended
	October 31	October 31	October 31	October 31
	2015	2014	2015	2014
Interest income
Loans	$5,159	$4,983	$20,319	$19,716
Securities
Interest	880	740	3,155	2,913
Dividends	256	312	1,214	1,173
Deposits with banks	34	29	142	126
	6,329	6,064	24,830	23,928
Interest expense
Deposits	1,023	1,109	4,242	4,313
Securitization liabilities	130	184	593	777
Subordinated notes and debentures	103	100	390	412
Other	186	214	881	842
	1,442	1,607	6,106	6,344
Net interest income	4,887	4,457	18,724	17,584
Non-interest income
Investment and securities services	908	875	3,683	3,346
Credit fees	254	212	925	845
Net securities gain (loss)	11	20	79	173
Trading income (loss)	(99)	(119)	(223)	(349)
Service charges	638	558	2,376	2,152
Card services	480	396	1,766	1,552
Insurance revenue	977	1,001	3,758	3,883
Trust fees	36	39	150	150
Other income (loss)	(45)	13	188	625
	3,160	2,995	12,702	12,377
Total revenue	8,047	7,452	31,426	29,961
Provision for credit losses	509	371	1,683	1,557
Insurance claims and related expenses	637	720	2,500	2,833
Non-interest expenses
Salaries and employee benefits	2,230	2,142	9,043	8,451
Occupancy, including depreciation	447	399	1,719	1,549
Equipment, including depreciation	234	221	892	810
Amortization of other intangibles	171	168	662	598
Marketing and business development	198	217	728	756
Restructuring charges	349	29	686	29
Brokerage-related fees	77	79	324	321
Professional and advisory services	305	313	1,032	991
Communications	69	73	273	283
Other	831	690	2,714	2,708
	4,911	4,331	18,073	16,496
Income before income taxes and equity in net income of an investment in associate	1,990	2,030	9,170	9,075
Provision for (recovery of) income taxes	259	370	1,523	1,512
Equity in net income of an investment in associate, net of income taxes	108	86	377	320
Net income	1,839	1,746	8,024	7,883
Preferred dividends	26	32	99	143
Net income available to common shareholders and non-controlling interests
in subsidiaries	$1,813	$1,714	$7,925	$7,740
Attributable to:
Non-controlling interests in subsidiaries	$29	$27	$112	$107
Common shareholders	1,784	1,687	7,813	7,633
Weighted-average number of common shares outstanding (millions)
Basic	1,853.1	1,842.0	1,849.2	1,839.1
Diluted	1,857.2	1,848.2	1,854.1	1,845.3
Earnings per share (dollars)
Basic	$0.96	$0.92	$4.22	$4.15
Diluted	0.96	0.91	4.21	4.14
Dividends per share (dollars)	0.51	0.47	2.00	1.84

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current period.

TD BANK GROUP • FOURTH QUARTER 2015 • EARNINGS NEWS RELEASE	Page 16

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (unaudited)
(millions of Canadian dollars)
	For the three months ended		For the twelve months ended
	October 31	October 31	October 31	October 31
	2015	2014	2015	2014
Net income	$1,839	$1,746	$8,024	$7,883
Other comprehensive income (loss) (OCI), net of income taxes
Items that will be subsequently reclassified to net income
Change in unrealized gains (losses) on available-for-sale securities[1]	(384)	(26)	(464)	69
Reclassification to earnings of net losses (gains) in respect of available-for-sale securities[2]	(40)	(22)	(93)	(163)
Net change in unrealized foreign currency translation gains (losses) on investments in
foreign operations	(55)	1,568	8,090	3,697
Reclassification to earnings of net losses (gains) on investments in foreign operations[3]	–	–	–	(13)
Net foreign currency translation gains (losses) from hedging activities[4]	36	(532)	(2,764)	(1,390)
Reclassification to earnings of net losses (gains) on hedges of investments in foreign
operations[5]	–	–	–	13
Change in net gains (losses) on derivatives designated as cash flow hedges[6]	(65)	1,355	4,805	2,439
Reclassification to earnings of net losses (gains) on cash flow hedges[7]	240	(1,241)	(4,301)	(2,875)
Items that will not be subsequently reclassified to net income
Actuarial gains (losses) on employee benefit plans[8]	450	(206)	400	(458)
	182	896	5,673	1,319
Comprehensive income (loss) for the period	$2,021	$2,642	$13,697	$9,202
Attributable to:
Preferred shareholders	$26	$32	$99	$143
Common shareholders	1,966	2,583	13,486	8,952
Non-controlling interests in subsidiaries	29	27	112	107
1	Net of income tax recovery of $214 million for the three months ended October 31, 2015 (three months ended October 31, 2014 – net of income tax provision of $9 million). Net of income tax recovery of $210 million for the twelve months ended October 31, 2015 (twelve months ended October 31, 2014 – net of income tax provision of $67 million).
2	Net of income tax provision of $13 million for the three months ended October 31, 2015 (three months ended October 31, 2014 – net of income tax provision of $15 million). Net of income tax provision of $78 million for the twelve months ended October 31, 2015 (twelve months ended October 31, 2014 – net of income tax provision of $81 million).
3	Net of income tax provision of nil for the three months ended October 31, 2015 (three months ended October 31, 2014 – income tax provision of nil). Net of income tax provision of nil for the twelve months ended October 31, 2015 (twelve months ended October 31, 2014 – income tax provision of nil).
4	Net of income tax provision of $10 million for the three months ended October 31, 2015 (three months ended October 31, 2014 – income tax recovery of $185 million). Net of income tax recovery of $985 million for the twelve months ended October 31, 2015 (twelve months ended October 31, 2014 – income tax recovery of $488 million).
5	Net of income tax provision of nil for the three months ended October 31, 2015 (three months ended October 31, 2014 – income tax provision of nil). Net of income tax provision of nil for the twelve months ended October 31, 2015 (twelve months ended October 31, 2014 – income tax recovery of $4 million).
6	Net of income tax recovery of $44 million for the three months ended October 31, 2015 (three months ended October 31, 2014 – income tax provision of $764 million). Net of income tax provision of $2,926 million for the twelve months ended October 31, 2015 (twelve months ended October 31, 2014 – net of income tax provision of $1,394 million).
7	Net of income tax recovery of $146 million for the three months ended October 31, 2015 (three months ended October 31, 2014 – net of income tax provision of $687 million). Net of income tax provision of $2,744 million for the twelve months ended October 31, 2015 (twelve months ended October 31, 2014 – net of income tax provision of $1,617 million).
8	Net of income tax provision of $169 million for the three months ended October 31, 2015 (three months ended October 31, 2014 – net of income tax recovery of $121 million). Net of income tax provision of $147 million for the twelve months ended October 31, 2015 (twelve months ended October 31, 2014 – net of income tax recovery of $210 million).

Certain comparative amounts have been reclassified to conform with the presentation adopted in the current year.

TD BANK GROUP • FOURTH QUARTER 2015 • EARNINGS NEWS RELEASE	Page 17

INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (unaudited)
(millions of Canadian dollars)
	For the three months ended		For the twelve months ended
	October 31	October 31	October 31	October 31
	2015	2014	2015	2014
Common shares
Balance at beginning of period	$20,180	$19,705	$19,811	$19,316
Proceeds from shares issued on exercise of stock options	32	24	128	199
Shares issued as a result of dividend reinvestment plan	82	82	355	339
Purchase of shares for cancellation	–	–	–	(43)
Balance at end of period	20,294	19,811	20,294	19,811
Preferred shares
Balance at beginning of period	2,700	2,625	2,200	3,395
Issue of shares	–	–	1,200	1,000
Redemption of shares	–	(425)	(700)	(2,195)
Balance at end of period	2,700	2,200	2,700	2,200
Treasury shares – common
Balance at beginning of period	(17)	(92)	(54)	(145)
Purchase of shares	(1,146)	(1,122)	(5,269)	(4,197)
Sale of shares	1,114	1,160	5,274	4,288
Balance at end of period	(49)	(54)	(49)	(54)
Treasury shares – preferred
Balance at beginning of period	(4)	(2)	(1)	(2)
Purchase of shares	(9)	(43)	(244)	(154)
Sale of shares	10	44	242	155
Balance at end of period	(3)	(1)	(3)	(1)
Contributed surplus
Balance at beginning of period	226	184	205	170
Net premium (discount) on sale of treasury shares	(4)	19	25	48
Stock options	(1)	3	–	(5)
Other	(7)	(1)	(16)	(8)
Balance at end of period	214	205	214	205
Retained earnings
Balance at beginning of period	30,764	26,970	27,585	23,982
Net income attributable to shareholders	1,810	1,719	7,912	7,776
Common dividends	(945)	(866)	(3,700)	(3,384)
Preferred dividends	(26)	(32)	(99)	(143)
Share issue expenses and others	–	–	(28)	(11)
Net premium on repurchase of common shares and redemption of preferred shares	–	–	(17)	(177)
Actuarial gains (losses) on employee benefit plans	450	(206)	400	(458)
Balance at end of period	32,053	27,585	32,053	27,585
Accumulated other comprehensive income (loss)
Net unrealized gain (loss) on available-for-sale securities:
Balance at beginning of period	505	686	638	732
Other comprehensive income (loss)	(424)	(48)	(557)	(94)
Balance at end of period	81	638	81	638
Net unrealized foreign currency translation gain (loss) on investments in foreign operations, net of hedging activities:
Balance at beginning of period	8,374	1,993	3,029	722
Other comprehensive income (loss)	(19)	1,036	5,326	2,307
Balance at end of period	8,355	3,029	8,355	3,029
Net gain (loss) on derivatives designated as cash flow hedges:
Balance at beginning of period	1,598	1,155	1,269	1,705
Other comprehensive income (loss)	175	114	504	(436)
Balance at end of period	1,773	1,269	1,773	1,269
Total	10,209	4,936	10,209	4,936
Non-controlling interests in subsidiaries
Balance at beginning of period	1,639	1,531	1,549	1,508
Net income attributable to non-controlling interests in subsidiaries	29	27	112	107
Other	(58)	(9)	(51)	(66)
Balance at end of period	1,610	1,549	1,610	1,549
Total equity	$67,028	$56,231	$67,028	$56,231

TD BANK GROUP • FOURTH QUARTER 2015 • EARNINGS NEWS RELEASE	Page 18

INTERIM CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)
(millions of Canadian dollars)
	For the three months ended		For the twelve months ended
	October 31	October 31	October 31	October 31
	2015	2014	2015	2014
Cash flows from (used in) operating activities
Net income before income taxes	$2,098	$2,116	$9,547	$9,395
Adjustments to determine net cash flows from (used in) operating activities
Provision for credit losses	509	371	1,683	1,557
Depreciation	149	143	588	533
Amortization of other intangibles	171	168	662	598
Net securities losses (gains)	(11)	(20)	(79)	(173)
Equity in net income of an investment in associate	(108)	(86)	(377)	(320)
Deferred taxes	(92)	(140)	(352)	31
Changes in operating assets and liabilities
Interest receivable and payable	(99)	32	(294)	(204)
Securities sold short	4,467	452	(662)	(2,364)
Trading loans and securities	13,315	576	6,016	767
Loans net of securitization and sales	(13,634)	(13,360)	(63,947)	(33,717)
Deposits	3,630	24,664	108,446	72,059
Derivatives	(284)	(3,483)	(7,633)	(4,597)
Financial assets and liabilities designated at fair value through profit or loss	(367)	281	371	1,783
Securitization liabilities	(113)	(2,702)	(2,429)	(11,394)
Other	1,422	(4,001)	(16,267)	(8,041)
Net cash from (used in) operating activities	11,053	5,011	35,273	25,913
Cash flows from (used in) financing activities
Change in securities sold under repurchase agreements	(6,871)	(2,832)	14,044	13,494
Issue of subordinated notes and debentures	1,000	–	2,500	–
Redemption of subordinated notes and debentures	(800)	(150)	(1,675)	(150)
Common shares issued	27	21	108	168
Preferred shares issued	–	–	1,184	989
Repurchase of common shares	–	–	–	(220)
Redemption of preferred shares	–	(425)	(717)	(2,195)
Sale of treasury shares	1,120	1,223	5,541	4,491
Purchase of treasury shares	(1,155)	(1,165)	(5,513)	(4,351)
Dividends paid	(889)	(816)	(3,444)	(3,188)
Distributions to non-controlling interests in subsidiaries	(29)	(27)	(112)	(107)
Net cash from (used in) financing activities	(7,597)	(4,171)	11,916	8,931
Cash flows from (used in) investing activities
Interest-bearing deposits with banks	6,598	(7,065)	1,290	(15,190)
Activities in available-for-sale securities
Purchases	(19,964)	(7,067)	(58,775)	(38,887)
Proceeds from maturities	5,779	6,729	27,055	30,032
Proceeds from sales	38	164	6,631	6,403
Activities in held-to-maturity securities
Purchases	(754)	(898)	(15,120)	(9,258)
Proceeds from maturities	2,457	1,161	9,688	6,542
Activities in debt securities classified as loans
Purchases	–	(7)	(23)	(37)
Proceeds from maturities	119	137	875	1,263
Proceeds from sales	–	–	–	10
Net purchases of land, buildings, equipment, and other depreciable assets	(159)	(331)	(972)	(828)
Changes in securities purchased (sold) under reverse repurchase agreements	4,961	5,959	(14,808)	(13,069)
Net cash acquired from (paid for) divestitures, acquisitions, and the sale of TD Ameritrade shares	(2,918)	–	(2,918)	(2,768)
Net cash from (used in) investing activities	(3,843)	(1,218)	(47,077)	(35,787)
Effect of exchange rate changes on cash and due from banks	(1)	60	261	143
Net increase (decrease) in cash and due from banks	(388)	(318)	373	(800)
Cash and due from banks at beginning of period	3,542	3,099	2,781	3,581
Cash and due from banks at end of period	$3,154	$2,781	$3,154	$2,781
Supplementary disclosure of cash flow information
Amount of income taxes paid (refunded) during the period	$125	$407	$554	$1,241
Amount of interest paid during the period	1,377	1,488	6,167	6,478
Amount of interest received during the period	6,009	5,665	23,483	22,685
Amount of dividends received during the period	270	301	1,216	1,179

Certain comparative amounts have been restated, where applicable, as a result of the implementation of the 2015 IFRS Standards and Amendments.

TD BANK GROUP • FOURTH QUARTER 2015 • EARNINGS NEWS RELEASE	Page 19

Appendix A – Segmented Information

For management reporting purposes, the Bank reports its results under three key business segments: Canadian Retail, which includes the results of the Canadian personal and commercial banking businesses, Canadian credit cards, TD Auto Finance Canada and Canadian wealth and insurance businesses; U.S. Retail, which includes the results of the U.S. personal and commercial banking businesses, U.S. credit cards, TD Auto Finance U.S., U.S. wealth business and the Bank’s investment in TD Ameritrade; and Wholesale Banking. The Bank’s other activities are grouped into the Corporate segment.

Results for these segments for the three and twelve months ended October 31 are presented in the following tables.

Results by Business Segment
(millions of Canadian dollars)
			For the three months ended
	Canadian Retail		U.S. Retail		Wholesale Banking		Corporate		Total
	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Net interest income (loss)	$2,497	$2,435	$1,905	$1,515	$550	$537	$(65)	$(30)	$4,887	$4,457
Non-interest income (loss)	2,500	2,485	600	532	116	67	(56)	(89)	3,160	2,995
Total revenue	4,997	4,920	2,505	2,047	666	604	(121)	(119)	8,047	7,452
Provision for (reversal of) credit losses	221	250	241	139	14	(1)	33	(17)	509	371
Insurance claims and related expenses	637	720	–	–	–	–	–	–	637	720
Non-interest expenses	2,143	2,224	1,730	1,381	390	381	648	345	4,911	4,331
Income (loss) before income taxes	1,996	1,726	534	527	262	224	(802)	(447)	1,990	2,030
Provision for (recovery of) income taxes	500	422	48	101	66	64	(355)	(217)	259	370
Equity in net income of an investment in
associate, net of income taxes	–	–	109	83	–	–	(1)	3	108	86
Net income (loss)	$1,496	$1,304	$595	$509	$196	$160	$(448)	$(227)	$1,839	$1,746

									As at

Total assets (billions of Canadian dollars)	$360.1	$334.6	$347.3	$277.1	$343.5	$317.6	$53.5	$31.2	$1,104.4	$960.5

Results by Business Segment
(millions of Canadian dollars)
			For the twelve months ended
	Canadian Retail		U.S. Retail		Wholesale Banking		Corporate		Total
	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31	Oct. 31
	2015	2014	2015	2014	2015	2014	2015	2014	2015	2014
Net interest income (loss)	$9,781	$9,538	$7,011	$6,000	$2,295	$2,210	$(363)	$(164)	$18,724	$17,584
Non-interest income (loss)	9,904	9,623	2,414	2,245	631	470	(247)	39	12,702	12,377
Total revenue	19,685	19,161	9,425	8,245	2,926	2,680	(610)	(125)	31,426	29,961
Provision for (reversal of) credit losses	887	946	749	676	18	11	29	(76)	1,683	1,557
Insurance claims and related expenses	2,500	2,833	–	–	–	–	–	–	2,500	2,833
Non-interest expenses	8,407	8,438	6,170	5,352	1,701	1,589	1,795	1,117	18,073	16,496
Income (loss) before income taxes	7,891	6,944	2,506	2,217	1,207	1,080	(2,434)	(1,166)	9,170	9,075
Provision for (recovery of) income taxes	1,953	1,710	394	412	334	267	(1,158)	(877)	1,523	1,512
Equity in net income of an investment in
associate, net of income taxes	–	–	376	305	–	–	1	15	377	320
Net income (loss)	$5,938	$5,234	$2,488	$2,110	$873	$813	$(1,275)	$(274)	$8,024	$7,883

Certain comparative amounts have been restated, where applicable, as a result of the implementation of the 2015 IFRS Standards and Amendments.

TD BANK GROUP • FOURTH QUARTER 2015 • EARNINGS NEWS RELEASE	Page 20

SHAREHOLDER AND INVESTOR INFORMATION

Shareholder Services

If you:	And your inquiry relates to:	Please contact:
Are a registered shareholder (your name appears on your TD share certificate)	Missing dividends, lost share certificates, estate questions, address changes to the share register, dividend bank account changes, the dividend reinvestment plan, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Transfer Agent:

CST Trust Company
P.O. Box 700, Station B

Montréal, Québec H3B 3K3

1-800-387-0825 (Canada and U.S. only)

or 416-682-3860

Facsimile: 1-888-249-6189

inquiries@canstockta.com or www.canstockta.com

Hold your TD shares through the Direct Registration System in the United States	Missing dividends, lost share certificates, estate questions, address changes to the share register, eliminating duplicate mailings of shareholder materials or stopping (and resuming) receiving annual and quarterly reports

Co-Transfer Agent and Registrar

Computershare
P.O. Box 30170

College Station, TX 77842-3170

or

Computershare

211 Quality Circle, Suite 210

College Station, TX 77845

1-866-233-4836

TDD for hearing impaired: 1-800-231-5469

Shareholders outside of U.S.: 201-680-6578

TDD shareholders outside of U.S.: 201-680-6610
www.computershare.com

Beneficially own TD shares that are held in the name of an intermediary, such as a bank, a trust company, a securities broker or other nominee	Your TD shares, including questions regarding the dividend reinvestment plan and mailings of shareholder materials	Your intermediary

For all other shareholder inquiries, please contact TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or email tdshinfo@td.com.
Please note that by leaving us an e-mail or voicemail message, you are providing your consent for us to forward your inquiry to the appropriate party for response.

Annual Report on Form 40-F (U.S.)

A copy of the Bank’s annual report on Form 40-F for fiscal 2015 will be filed with the Securities and Exchange Commission later today and will be available at http://www.td.com. You may obtain a printed copy of the Bank’s annual report on Form 40-F for fiscal 2015 free of charge upon request to TD Shareholder Relations at 416-944-6367 or 1-866-756-8936 or e-mail tdshinfo@td.com.

General Information

Contact Corporate & Public Affairs: 416-982-8578

Products and services: Contact TD Canada Trust, 24 hours a day, seven days a week: 1-866-567-8888

French: 1-866-233-2323

Cantonese/Mandarin: 1-800-328-3698

Telephone device for the hearing impaired (TTY): 1-800-361-1180

Website: www.td.com

Email: customer.service@td.com

TD BANK GROUP • FOURTH QUARTER 2015 • EARNINGS NEWS RELEASE	Page 21

Access to Quarterly Results Materials

Interested investors, the media and others may view this fourth quarter earnings news release, results slides, supplementary financial information, and the 2015 Consolidated Financial Statements and the 2015 MD&A documents on the TD website at www.td.com/investor/.

Quarterly Earnings Conference Call

TD Bank Group will host an earnings conference call in Toronto, Ontario on December 3, 2015. The call will be available live via TD's website at 3 p.m. ET. The call and audio webcast will feature presentations by TD executives on the Bank's financial results for the fourth quarter, discussions of related disclosures, and will be followed by a question-and-answer period with analysts. The presentation material referenced during the call will be available on the TD website at www.td.com/investor/qr_2015.jsp on December 3, 2015, by approximately 12 p.m. ET. A listen-only telephone line is available at 416-204-9269 or 1-800-499-4035 (toll free).

The audio webcast and presentations will be archived at www.td.com/investor/qr_2015.jsp. Replay of the teleconference will be available from 6 p.m. ET on December 3, 2015, until 6 p.m. ET on December 31, 2015, by calling 647-436-0148 or 1-888-203-1112 (toll free). The passcode is 5662304.

Annual Meeting

Thursday, March 31, 2016

Fairmont The Queen Elizabeth

Montréal, Québec

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group (“TD” or the “Bank”). TD is the sixth largest bank in North America by branches and serves more than 24 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in TD Ameritrade; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with approximately 10.2 million active online and mobile customers. TD had CDN$1.1 trillion in assets on October 31, 2015. The Toronto-Dominion Bank trades under the symbol “TD” on the Toronto and New York Stock Exchanges.

For further information contact:

Rudy Sankovic, Head of Investor Relations, 416-308-7857

Ali Duncan Martin, Manager, Media Relations, 416-983-4412

TD BANK GROUP • FOURTH QUARTER 2015 • EARNINGS NEWS RELEASE	Page 22